UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2026.
Commission File Number 001-38755
Suzano S.A.
(Exact name of registrant as specified in its charter)
SUZANO INC.
(Translation of Registrant’s Name into English)
Av. Professor Magalhaes Neto, 1,752
10th Floor, Rooms 1010 and 1011
Salvador, Brazil 41 810-012
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on April 30, 2025 (File No. 333-286881, 333-286881-01 and 333-286881-02), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Suzano S.A.

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Note	03/31/2026	03/31/2025
NET SALES	6	10,968,416	11,552,921
Cost of sales	7	(7,807,576)	(7,729,167)
GROSS PROFIT		3,160,840	3,823,754

OPERATING (EXPENSES) INCOME
Selling	7	(752,044)	(754,882)
General and administrative	7	(682,803)	(673,551)
Loss from associates and joint ventures	18	(20,372)	(17,077)
Other operating (expenses) income, net	7	69,515	(119,209)
OPERATING PROFIT BEFORE NET FINANCIAL INCOME		1,775,136	2,259,035

NET FINANCIAL INCOME (EXPENSES)	8
Financial expenses		(1,804,931)	(1,640,085)
Financial income		486,013	438,853
Derivative financial instruments, net		3,025,599	3,693,159
Monetary and exchange variations, net		2,909,755	5,204,286
NET INCOME BEFORE TAXES		6,391,572	9,955,248

Income and social contribution taxes
Current	16	87,537	(67,100)
Deferred	16	(2,167,118)	(3,539,970)
NET INCOME FOR THE PERIOD		4,311,991	6,348,178

Attributable to
Controlling shareholders’		4,305,404	6,340,760
Non-controlling interest		6,587	7,418

Earnings per share
Basic	28.1	3.48357	5.11735
Diluted	28.2	3.47504	5.10429

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

1

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	03/31/2026	03/31/2025
Net income for the period	4,311,991	6,348,178
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income (1)	12,527	(87,077)
Tax effect on the fair value of investments	611	683
Items with no subsequent effect on income (loss)	13,138	(86,394)

Exchange rate variations on conversion of financial information of the subsidiaries abroad (2)	(103,396)	(113,060)
Items with subsequent effect on income (loss)	(103,396)	(113,060)
Total comprehensive income	4,221,733	6,148,724

Attributable to
Controlling shareholders’	4,215,146	6,141,306
Non-controlling interest	6,587	7,418
(1) Includes the fair value arising from the measurement of Lenzing Aktiengesellschaft. In the quarter ended March 31, 2026, the fair value effect amounted to R$14,324. In the three-month period ended March 31, 2025, the fair value effect amounted to R$(85,067).
(2) Includes the principal amounts related to Suzano Packaging LLC and Lenzing Aktiengesellschaft.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

2

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	03/31/2026	12/31/2025
ASSETS
CURRENT
Cash and cash equivalents	9	12,176,019	15,179,753
Marketable securities	10	10,173,578	9,932,774
Trade accounts receivable	11	5,766,623	6,560,607
Inventories	12	8,641,417	8,155,847
Recoverable taxes	13	946,762	887,085
Recoverable income taxes	13	726,731	659,202
Derivative financial instruments	4.5	2,907,968	1,556,978
Advances to suppliers	14	73,267	76,818
Other assets		819,181	858,005
Total current assets		42,231,546	43,867,069

NON-CURRENT
Marketable securities	10	330,137	319,680
Recoverable taxes	13	944,680	945,699
Deferred taxes	16	112,237	1,504,014
Derivative financial instruments	4.5	8,987,791	8,014,683
Advances to suppliers	14	2,964,157	2,788,262
Judicial deposits		423,228	418,301
Other assets		194,214	187,102

Biological assets	17	26,525,587	26,097,164
Investments	18	1,134,258	1,194,877
Property, plant and equipment	19	63,975,882	64,296,187
Right of use	23.1	5,279,506	5,331,789
Intangible	20	12,721,787	12,970,692
Total non-current assets		123,593,464	124,068,450
TOTAL ASSETS		165,825,010	167,935,519

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

3

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	03/31/2026	12/31/2025
LIABILITIES
CURRENT
Trade accounts payable	21	4,981,256	5,141,386
Loans, financing and debentures	22	3,434,387	3,004,905
Lease liabilities	23	900,375	857,810
Derivative financial instruments	4.5	1,107,667	1,205,029
Taxes payable		252,134	240,010
Income taxes payable		29,383	218,238
Payroll and charges		720,403	1,132,713
Dividends payable		12,855	1,393,121
Advances from customers		124,080	132,408
Other liabilities		452,506	447,251
Total current liabilities		12,015,046	13,772,871

NON-CURRENT
Loans, financing and debentures	22	87,301,230	91,796,352
Lease liabilities	23	5,863,527	6,072,080
Derivative financial instruments	4.5	7,474,090	8,136,320
Provision for judicial liabilities	24	2,775,326	2,801,738
Employee benefit plans	25	748,010	741,143
Deferred taxes	16	774,873
Share-based compensation plans	26	360,657	332,322
Other liabilities		329,520	330,520
Total non-current liabilities		105,627,233	110,210,475
TOTAL LIABILITIES		117,642,279	123,983,346

SHAREHOLDERS’ EQUITY	27
Share capital		24,235,546	24,235,546
Capital reserves		78,728	80,742
Treasury shares		(1,501,072)	(1,511,146)
Profit reserves		20,118,234	20,118,234
Accumulated other comprehensive income		774,430	888,669
Retained earnings		4,330,150
Controlling shareholders'		48,036,016	43,812,045
Non-controlling interest		146,715	140,128
Total equity		48,182,731	43,952,173
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		165,825,010	167,935,519

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

4

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital	Capital reserves	Treasury shares	Profit reserves	Accumulated other comprehensive income	Retained earnings	Total controlling shareholders' equity	Non-controlling interest	Total consolidated shareholders' equity
Balances at December 31, 2024		19,235,546	60,226	(1,339,197)	12,978,898	1,348,796		32,284,269	131,306	32,415,575
Net income for the period							6,340,760	6,340,760	7,418	6,348,178
Other comprehensive loss						(199,454)		(199,454)		(199,454)
Stock options granted	26.2		11,038					11,038		11,038
Stock options exercised	26.2		(6,437)	6,437
Share repurchase	27.5			(38,664)				(38,664)		(38,664)
Unclaimed dividends forfeited							317	317		317
Transactions with non-controlling interests									(1,344)	(1,344)
Realization of deemed cost, net of taxes						(16,142)	16,142
Balances at March 31, 2025		19,235,546	64,827	(1,371,424)	12,978,898	1,133,200	6,357,219	38,398,266	137,380	38,535,646

Balances at December 31, 2025		24,235,546	80,742	(1,511,146)	20,118,234	888,669		43,812,045	140,128	43,952,173
Net income for the period							4,305,404	4,305,404	6,587	4,311,991
Other comprehensive loss						(90,258)		(90,258)		(90,258)
Stock options granted	26.2		12,597					12,597		12,597
Stock options exercised	26.2		(14,611)	10,074				(4,537)		(4,537)
Unclaimed dividends forfeited							765	765		765
Realization of deemed cost, net of taxes						(23,981)	23,981
Balances at March 31, 2026		24,235,546	78,728	(1,501,072)	20,118,234	774,430	4,330,150	48,036,016	146,715	48,182,731

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

5

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOW

	03/31/2026	03/31/2025
OPERATING ACTIVITIES
Net income for the period	4,311,991	6,348,178
Adjustment to
Depreciation, depletion and amortization	2,725,322	2,408,025
Depreciation of right of use	81,330	89,397
Interest expense on lease liabilities (Note 8)	113,211	116,258
Result from sale and disposal of non-current assets, net (Note 7)	(32,052)	46,307
Loss from associates and joint ventures (note 18.3)	20,372	17,077
Exchange rate and monetary variations, net (Note 8)	(2,909,755)	(5,204,286)
Interest expenses on financing, loans and debentures (Note 22.3)	1,426,111	1,412,878
Capitalized loan costs (Note 8)	(24,929)	(52,753)
Amortization of transaction costs, premium and discounts (Note 8)	58,457	31,923
Derivative (gains) loss, net (Note 8)	(3,025,599)	(3,693,159)
Premium expenses on early settlements (Note 8)	129,047
Accrual of interest on marketable securities	(311,625)	(264,440)
Deferred income tax and social contribution (Note 16.2)	2,167,118	3,539,970
Interest on actuarial liabilities and cost of current service (Note 25.2.3)	20,211	19,822
Provision for judicial liabilities, net of reversals (Note 24.1)	30,751	28,985
Provision (reversal) for doubtful accounts, net (Note 11.3)	(16,607)	7,653
Provision for inventory losses, net (Note 12.1)	2,149	4,475
Provision for loss of ICMS credits, net (Note 13.1)	(13,211)	45,766
Other	17,685	15,856
Decrease (increase) in assets
Trade accounts receivable	638,316	2,238,113
Inventories	(124,714)	(430,784)
Recoverable taxes	(116,689)	(75,463)
Other assets	23,597	183,194
Increase (decrease) in liabilities
Trade accounts payable	68,751	(91,408)
Taxes payable	(113,281)	5,303
Payroll and charges	(411,067)	(528,881)
Other liabilities	(64,382)	(41,443)
Cash generated from operations	4,670,508	6,176,563
Payment of interest on financing, loans and debentures (Note 22.3)	(1,711,077)	(2,014,500)
Capitalized loan costs paid	24,929	52,753
Premium expenses on early settlements	(129,047)
Interest received on marketable securities	114,151	361,942
Payment of income taxes	(68,697)	(159,068)
Cash provided by operating activities	2,900,767	4,417,690

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

6

Suzano S.A.
Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2026
(In thousands of R$, unless otherwise stated)

	03/31/2026	03/31/2025
INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 19)	(890,563)	(1,231,900)
Additions to intangible (Note 20)	(4,083)	(11,836)
Additions to biological assets (Note 17)	(2,107,800)	(1,836,180)
Proceeds from sales of property, plant and equipment and biological assets	103,527	43,551
Marketable securities, net	(62,149)	6,367,566
Advances for acquisition of wood from operations with development and partnerships	(257,202)	(6,998)
Cash provided by (used in) investing activities	(3,218,270)	3,324,203

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 22.3)	91,273	7,055,244
Proceeds (payments) from derivative transactions (Note 4.5.3)	(58,091)	124,558
Payment of loans, financing and debentures (Note 22.3)	(473,585)	(11,175,521)
Payment of leases (Note 23.2)	(364,185)	(371,531)
Payment of dividends	(1,379,501)	(2,192,903)
Shares repurchased (Note 27.2)		(38,664)
Cash used by financing activities	(2,184,089)	(6,598,817)

Increase (Decrease) in cash and cash equivalents, net	(2,501,592)	1,143,076
At the beginning of the period	15,179,753	9,018,818
Exchange variation on cash and cash equivalents	(502,142)	(247,389)
At the end of the period	12,176,019	9,914,505
Increase (Decrease) in cash and cash equivalents, net	(2,501,592)	1,143,076

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

7

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

.
1 COMPANY’S OPERATIONS
Suzano S.A. (“Suzano”) and its subsidiaries (collectively the “Company”) is a public company with its headquarters in Brazil, at Professor Magalhães Neto Avenue, No. 1,752 - 10th floor, rooms 1010 and 1011, Pituba District, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.
Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.
The Company has 15 industrial units, 13 located in Brazil in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo State), Belém (Pará State), Eunápolis and Mucuri (Bahia State), Maracanaú (Ceará State), Imperatriz (Maranhão State), Jacareí, Limeira, Mogi das Cruzes and Suzano (São Paulo State) and Três Lagoas and Ribas do Rio Pardo (Mato Grosso do Sul State) and 2 units in United States located in the cities of Pine Bluff (Arkansas) and Waynesville (North Carolina).
These units produce hardwood pulp from eucalyptus, coated paper, paperboard, uncoated paper and cut size paper and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.
The Company also has six technology centers, four located in Brazil, one in China and one in Israel focused on product development and industrial process improvement.
In addition, it has a global logistics structure that supports its commercial and export operations. In Brazil, the Company has 29 distribution centers and four ports, strategically located for the distribution of its products. Abroad, the structure consists of approximately 70 terminals, distributed across Asia, Europe, the United States, Ecuador and Argentina.
Pulp and paper are sold in foreign markets by Suzano, as well as through its wholly-owned subsidiaries and/or its sales offices in Argentina, Austria, China, Ecuador, United States of America and Singapore.
The Company's operations also include the commercial management of eucalyptus forest for its own use, operation of port terminals, and holding of interests, as a partner or shareholder, in other companies or enterprises, and commercialization of electricity generated from its pulp production process.
The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 48.85% of the common shares of its share capital (49.28% as of December 31, 2025).
These unaudited condensed consolidated interim financial information was authorized by the the Board of Directors on April 29, 2026.

8

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

1.1 Equity interests
The Company holds equity interests in the following entities:

			% equity interest
Entity/Type of investment	Main activity	Country	03/31/2026	12/31/2025
Consolidated
F&E Tecnologia do Brasil S.A. (Direct)	Biofuel production, except alcohol	Brazil	100.00%	100.00%
Fibria Celulose (USA) Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A. (Direct)	Port operations	Brazil	100.00%	100.00%
FuturaGene Ltda. (Direct)	Biotechnology research and development	England	100.00%	100.00%
FuturaGene Delaware Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
FuturaGene Israel Ltda. (Indirect)	Biotechnology research and development	Israel	100.00%	100.00%
FuturaGene Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A. (Direct)	Holding	Brazil	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A. (Indirect)	Port operations	Brazil	100.00%	100.00%
Mucuri Energética S.A. (Direct)	Power generation and distribution	Brazil	100.00%	100.00%
Paineiras Logística e Transportes Ltda. (Direct)	Road freight transport	Brazil	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A. (Direct)	Port operations	Brazil	51.00%	51.00%
Projetos Especiais e Investimentos Ltda. (Direct)	Commercialization of equipment and parts	Brazil	100.00%	100.00%
SFBC Participações Ltda. (Direct)	Packaging production	Brazil	100.00%	100.00%
Suzano Argentina S.A.U (Direct)	Commercialization of paper and computer materials	Argentina	100.00%	100.00%
Suzano Austria GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Canada Inc. (Direct)	Lignin research and development	Canada	100.00%	100.00%
Suzano Ecuador S.A.S. (Direct)	Business office	Ecuador	100.00%	100.00%
Suzano International Finance B.V (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano International Holding B.V. (Direct)	Holding	Netherlands	100.00%	100.00%
Suzano International Trade GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Packaging LLC (Indirect)	Production of coated and uncoated paperboard, used in the production of Liquid Packaging Board and Cupstock	United States of America	100.00%	100.00%
Suzano Material Technology Development Ltd. (Direct)	Biotechnology research and development	China	100.00%	100.00%
Suzano Netherlands B.V. (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	100.00%	100.00%
Suzano Pulp and Paper America Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Suzano Pulp and Paper Europe S.A. (Direct)	Business office	Switzerland	100.00%	100.00%
Suzano Shanghai Ltda. (Direct)	Business office	China	100.00%	100.00%
Suzano Shanghai Trading Ltda. (Direct)	Business office	China	100.00%	100.00%
Suzano Singapura Pte. Ltda. (Direct)	Business office	Singapore	100.00%	100.00%
Suzano Trading International KFT(Direct)	Business office	Hungary	100.00%	100.00%
Suzano Ventures LLC (Direct)	Corporate venture capital	United States of America	100.00%	100.00%

Joint operation
Veracel Celulose S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	50.00%	50.00%

9

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

			% equity interest
Entity/Type of investment	Main activity	Country	03/31/2026	12/31/2025
Equity
Allotrope Energy Ltd (Indirect) (2)	Research and development of battery technology based on carbon derived from lignin biomass	England	19.72%	20.00%
Biomas Serviços Ambientais, Restauração e Carbono S.A. (Direct)	Restoration, conservation and preservation of forests	Brazil	16.66%	16.66%
Muçununga Serviços Ambientais, Restauração e Carbono Ltda. (Indirect) (1)	Restoration, conservation and preservation of forests	Brazil	8.33%	8.33%
Ibema Companhia Brasileira de Papel (Direct)	Industrialization and commercialization of paperboard	Brazil	49.90%	49.90%
Simplifyber, Inc. (Indirect)	Production of consumer goods through the transformation of cellulose-based liquids	United States of America	15.52%	14.20%
Spinnova Plc. (Direct) (“Spinnova”)	Research of sustainable raw materials for the textile industry	Finland	18.76%	18.76%
Woodspin Oy (Direct/Indirect) (“Woodspin”) (3)	Development and production of cellulose-based fibers, yarns and textile filaments	Finland	18.76%	18.76%
Spinnova Refining Oy (Indirect) (3)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland	18.76%	18.76%

Fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A. (Indirect)	Software solutions based on artificial intelligence and computer vision for agribusiness	Brazil	4.58%	5.82%
Celluforce Inc. (Direct)	Nanocrystalline pulp research and development	Canada	8.28%	8.28%
Lenzing Aktiengesellschaft (Indirect)	Production of wood-based cellulose fibers	Austria	15.00%	15.00%
Nfinite Nanotechnology Inc. (Indirect)	Research and development of smart nanocoatings	Canada	5.40%	4.90%
(1) On September 24, 2025, Biomas Serviços Ambientais, Restauração e Carbono S.A. reduced its ownership interest in Muçununga Serviços Ambientais, Restauração e Carbono Ltda. from 100% to 50%, which remains an indirect investee of Suzano S.A.
(2) On September 30, 2025, pursuant to the Advance Subscription Agreement (ASA) entered into in December 2022, the investment made through Suzano Ventures in Allotrope Energy Ltd, held indirectly by Suzano S.A., was converted into preferred shares, corresponding to 20% of the investee's share capital.
(3) On October 3, 2025, the transaction with Spinnova Plc was completed, involving the transfer of the Company’s interest in Woodspin Oy and Suzano Finland Oy. Following the transaction, Suzano Finland Oy was renamed Spinnova Refining Oy, and Spinnova became the sole owner (100%) of both entities. The Company, in turn, retained an indirect interest in these companies.

1.2 Major events in the period
1.2.1 Acquisition of an interest in a global tissue business
On June 5, 2025, the Company announced that its wholly owned subsidiary, Suzano International Holding B.V., incorporated in the Netherlands, entered into an Equity and Asset Purchase Agreement with Kimberly-Clark Corporation (“K-C”) for the acquisition of 51% equity interest (the “Transaction”) in a newly formed company in the Netherlands (“Target Company”).
The Transaction involves the acquisition of assets and businesses related to the manufacturing, marketing, distribution, and sale of tissue products in selected jurisdictions across the Americas, Europe, Asia, Africa, and Oceania. The Transaction includes 22 production facilities located in 14 countries. In addition, certain regional brands will be transferred to the Target Company, and certain global brands will be licensed by K-C to the Target Company in the relevant regions on a royalty-free, long-term basis.
K-C will retain the remaining 49% ownership interest in the Target Company. The Transaction also includes a call option granted to Suzano to acquire K-C’s remaining 49% stake, exercisable from the third anniversary of the closing date or, under certain conditions, earlier.
The agreed purchase price for the 51% interest is US$1,734 million (equivalent to R$9,050 millions) to be paid in cash in full at closing, is subject to customary adjustments applicable to transactions of this nature. The closing of the transaction is subject to the satisfaction of customary precedent conditions, including regulatory approvals and local corporate reorganizations, and is expected to occur by mid-2026.

10

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

In accordance with IFRS 3 – Business Combinations, the Company will assess, on the closing date, the appropriate accounting treatment of the transaction, based on its final scope and the nature of the assets and operations transferred to the Target Company.
As of the issuance date of these unaudited condensed consolidated interim financial information, the Transaction has not resulted in any accounting impacts on the Company’s unaudited condensed consolidated interim financial information.
1.2.2 Middle East Crisis
The Company continuously monitors the scenario of geopolitical instability in the Middle East and assesses its potential impacts on the macroeconomic environment, the markets in which it operates, and its operations.
The Company has employees and facilities in Israel through its subsidiary FuturaGene Israel Ltd. and has been closely monitoring the local situation, adopting security measures and operational protocols in line with the guidance of the competent authorities.
As of the date of preparation of these unaudited condensed consolidated interim financial information, no material impacts have been identified on the supply of raw materials, logistics, or customer service. The main effects observed relate to increased volatility in energy and commodity costs, which have been managed through the Company’s customary risk mitigation mechanisms.
Based on the analyses conducted to date, Management considers that there is no evidence of material operational or financial impacts on the Company as of March 31, 2026; however, this assessment may be revised as the situation evolves.
2 BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS
The Company’s unaudited condensed consolidated interim financial information, for the three-month period ended March 31, 2026, are prepared in compliance with the international accounting standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information used by Management in the performance of its duties.
The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies, when applicable, were also expressed in thousands, unless otherwise stated.
The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices that affect the disclosed amounts of revenues, expenses, assets and liabilities, including the disclosure of contingent liabilities assumed. However, the uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.
The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2025 (Note 3.2.19). For the three-month period ended March 31, 2026, there were no changes in these judgments, estimates and assumptions compared to disclosed on December 31, 2025.
The unaudited condensed consolidated interim financial information was prepared on historical cost basis, except for the following material items recognized:
(i)Derivative and non-derivative financial instruments measured at fair value;

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Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

(ii)Share-based payments and employee benefits measured at fair value; and
(iii)Biological assets measured at fair value;
The unaudited condensed consolidated interim financial information was prepared under the going concern assumption.
3 SUMMARY OF MATERIAL ACCOUNTING POLICIES
The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its subsidiaries on the same base date, except for subsidiary Suzano Packaging and associates Biomas, Simplifyber and Spinnova, as well as in accordance with consistent accounting policies and practices.
The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2025, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.
The accounting policies have been consistently applied to all consolidated companies.
There were no changes on such policies and estimates calculation methodologies,except for the new accounting policies presented in Note 3.1, adopted as of January 1, 2026 which was disclosed in the annual financial statements of December 31, 2025.
3.1 New accounting policies and changes in accounting policies adopted
The new standards and interpretations issued, until the issuance of the Company’s unaudited condensed consolidated interim financial information, are described below.
3.1.1 Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments (applicable for annual on/or after January 1, 2026)
On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
•clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
The Company assessed the content of this pronouncement and did not identify any impacts.

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Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

4 FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT
4.1 Financial risks management
4.1.1 Overview
In the three-month period ended March 31, 2026, there were no transfers of financial instruments between Levels 1, 2 and 3 of the fair value hierarchy and there were no significant changes in the financial risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2025 (Note 4).
The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedging policy.
4.1.2 Classification
All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	03/31/2026	12/31/2025
Assets
Amortized cost
Cash and cash equivalents	9	12,176,019	15,179,753
Trade accounts receivable	11	5,766,623	6,560,607
Other assets (1)		595,039	595,069
		18,537,681	22,335,429
Fair value through other comprehensive income
Investments (2)	18.1	864,524	901,181
		864,524	901,181
Fair value through profit or loss
Derivative financial instruments (3)	4.5.1	11,895,759	9,571,661
Marketable securities (4)	10	10,503,715	10,252,454
		22,399,474	19,824,115
		41,801,679	43,060,725
Liabilities
Amortized cost
Trade accounts payable	21	4,981,256	5,141,386
Loans, financing and debentures	22.1	90,735,617	94,801,257
Lease liabilities	23.2	6,763,902	6,929,890
Dividends payable		12,855	1,393,121
Other liabilities (1)		221,110	236,724
		102,714,740	108,502,378
Fair value through profit or loss
Derivative financial instruments (3)	4.5.1	8,581,757	9,341,349
		8,581,757	9,341,349
		111,296,497	117,843,727
		69,494,818	74,783,002
(1)Includes only items classified as financial instruments.
(2)Investments in publicly traded companies are classified as Level 1 in the fair value hierarchy and total R$ 831,600 as of March 31, 2026 (R$ 865,986 as of December 31, 2025). Investments in privately held companies are classified as Level 3 and total R$32,924 as of March 31, 2026 (R$35,195 as of December 31, 2025).
(3)Financial instruments classified as Level 2 in the fair value hierarchy.

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Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

(4)Government securities are financial instruments classified as Level 1 in the fair value hierarchy and total R$ 1,298,243 as of March 31, 2026 (R$1,274,439 as of December 31, 2025). Private securities, investment funds, and other financial investments are classified as Level 2 in the fair value hierarchy and total R$ 9,205,472 as of March 31, 2026 (R$8,978,015 as of December 31, 2025).
4.1.3 Fair value of loans and financing
The estimated fair values of loans and financing are set forth below:

	Yield used to discount/methodology	03/31/2026	12/31/2025
Quoted in the secondary market
In foreign currency
Bonds (1)	Secondary Market	39,077,766	42,223,976
Estimated present value
In foreign currency
Export credits (“Prepayment”)	SOFR	17,344,704	18,404,795
Assets Financing	SOFR	238,833	277,172
IFC - International Finance Corporation	SOFR	5,137,756	5,442,675
ECA - Export Credit Agency	SOFR	1,860,820	1,979,202
Panda Bonds - CNY	Fixed	1,910,093	1,964,329
In local currency
BNDES – TJLP	DI 1	75,327	95,167
BNDES – TLP	DI 1	4,192,908	4,193,766
BNDES – Fixed	DI 1	5,313
BNDES – TR	DI 1	89,170	90,356
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	499,308	547,000
BNDES – UMBNDES	DI 2	252,407	253,500
Assets Financing	DI 1	46,254	49,911
Debentures	DI 1/IPCA	11,342,213	10,873,596
NCE (“Export Credit Notes”)	DI 1	105,376	105,865
NCR (“Rural Credit Notes”)	DI 1	5,509,365	5,520,478
CPR ("Rural Product Note")	DI 1	3,101,240	1,472,697
ECO INVEST – Agroindustrial Credit	DI 1	345,644	334,422
		91,134,497	93,828,907
(1) The fair value presented in the Financial Statements as of December 31, 2025 did not include one of the 2029 Bond series, in the amount of R$ 5,568,313. Considering the inclusion of this amount, the fair value previously reported as of December 31,2025, in the amount of R$ 36,655,663, was revised to R$ 42,223,976.
The book values of loans and financing are disclosed in Note 22.1.
Management considers that, for its other financial assets and liabilities measured at amortized cost, their book values approximate their fair values, and therefore the fair value information is not being presented.
4.2 Liquidity risk management
As disclosed in the financial statements for the year ended December 31, 2025 (Note 4), the Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating commitments. The amount held in cash is intended to cover the expected outflows in the normal course of its operations, while the cash surplus is generally invested in highly liquid financial investments according to the Cash Management Policy.

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Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies. During the three-month period ended March 31, 2026, the variations in cash and marketable securities were as expected, and the cash generated from operations was mostly used for investments and debt service.
All derivative financial instruments were traded over the counter and do not require deposit guarantee margins.
The remaining contractual maturities of financial liabilities are presented as of the balance sheet date. The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

						03/31/2026
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	4,981,256	4,981,256	4,981,256
Loans, financing and debentures	90,735,617	134,683,728	6,123,048	10,714,381	62,694,071	55,152,228
Lease liabilities	6,763,902	11,893,716	1,677,577	1,223,232	3,114,107	5,878,800
Derivative financial instruments	8,581,757	14,131,736	1,159,582	1,040,511	4,212,549	7,719,094
Dividends payable	12,855	12,855	12,855
Other liabilities	221,110	221,110	55,717	90,436	74,957
	111,296,497	165,924,401	14,010,035	13,068,560	70,095,684	68,750,122

						12/31/2025
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	5,141,386	5,141,386	5,141,386
Loans, financing and debentures	94,801,257	136,586,565	5,690,098	16,894,643	46,428,491	67,573,333
Lease liabilities	6,929,890	13,281,230	2,761,632	1,235,951	3,161,325	6,122,322
Derivative financial instruments	9,341,349	13,741,567	1,139,273	849,920	3,815,705	7,936,669
Dividends payable	1,393,121	1,393,121	1,393,121
Other liabilities	236,724	256,992	69,458	111,323	76,211
	117,843,727	170,400,861	16,194,968	19,091,837	53,481,732	81,632,324
4.3 Credit risk management
In the three-month period ended March 31, 2026, there were no significant changes in the credit risk management policies compared to those disclosed in the annual financial statements for the year ended of December 31, 2025 (Note 4).
4.4 Market risk management
In the three-month period ended March 31, 2026, there were no significant changes in the market risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2025 (Note 4).

15

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

4.4.1 Exchange rate risk management
As disclosed in the financial statements for the year ended December 31, 2025 (Note 4), the Company enters into US$ selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over a 24-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term.
The assets and liabilities that are exposed to foreign currency, substantially in US$, are set forth below:

	Consolidated
	Sensitivity analysis Exchange rate risk (Effect on profit or loss)
	Base value Probable 03/31/2026	Possible (25%)	Remote (50%)	Balance as of 12/31/2025
Cash and cash equivalents	8,707,419	(2,176,855)	(4,353,710)	11,919,897
Marketable securities	533,780	(133,445)	(266,890)	427,329
Trade accounts receivable	4,079,784	(1,019,946)	(2,039,892)	4,705,509
Trade accounts payable	(810,849)	(202,712)	(405,425)	(1,075,590)
Loans and financing	(66,085,589)	(16,521,397)	(33,042,795)	(70,357,356)
Other liabilities	(63,890)	(15,973)	(31,945)	(66,446)
Derivative financial instruments
Derivative options	2,389,964	(4,573,200)	(10,215,031)	979,706
Derivative swaps	476,472	(3,307,337)	(6,616,299)	(851,428)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	43,027	(43,027)	(43,027)	24,355
Embedded derivatives	25,642	(201,732)	(403,464)	112,058
Commodity Derivatives	378,898	(94,776)	(189,511)	(34,379)
For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the conversion into Brazilian Reais on the balance sheet date (R$ to US$ = R$5.2194).
The Company has sales operations in US$ in the futures markets, including strategies using options, to ensure attractive levels of operating margins for a portion of its revenue. These operations are limited to a percentage of the total exposure to US$ over a 24-month horizon, and are therefore pegged to the availability of ready-to-sell foreign exchange in the short term.
In addition to the transaction described above, the Company also taken out derivative instruments linked to the US$ and subject to exchange fluctuations, seeking to adjust the debt's currency indexation to the cash generation currency, as provided for in its financial policies.
For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period is used. These market movements caused a positive impact on the mark-to-market position entered into by the Company.
This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other scenarios considered the variation of the Brazilian Real against the US$ by 25% and 50%, before taxes, based on the base scenario on March 31, 2026.

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Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

4.4.2 Interest rate risk management
Fluctuations in interest rates could increase or reduce the costs of new loans and existing contracted operations.
The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow due to fluctuations in interest rates in Brazil or abroad.

	Consolidated
	Sensitivity analysis Interest rate risk (Effect on profit or loss)
	Base value Probable 03/31/2026	Possible (25%)	Remote (50%)	Balance as of 12/31/2025
CDI/SELIC
Cash and cash equivalents	3,434,978	(125,806)	(251,612)	3,204,403
Marketable securities	8,019,304	(298,719)	(597,438)	7,917,258
Loans and financing	8,872,237	(324,946)	(649,891)	8,825,045
Derivative financial instruments	2,866,436	(1,300,573)	(2,445,303)	128,277
Derivative options	2,389,964	(654,459)	(1,256,399)	979,705
Derivative swaps	476,472	(646,114)	(1,188,904)	(851,428)
TJLP
Loans and financing	79,499	(1,826)	(3,653)	101,302
SOFR
Loans and financing	23,897,418	(219,856)	(439,712)	25,195,489
Derivative swaps	476,472	(130,162)	(253,566)	(851,428)
For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of changes in operations impacted by the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Long Term Rate ("TLP"), Special System for Settlement and Custody (“SELIC”) and SOFR, which could impact the results. The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.
This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered a exposure of 25% and 50% in market interest rates.
4.4.2.1 Sensitivity analysis to changes in the consumer price indices of the US economy
For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on March 31, 2026. The probable scenario was extrapolated considering a appreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively.
The following table sets out the possible impacts, assuming these scenarios in absolute amounts:

	03/31/2026
		Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)

Embedded derivative in a commitment to purchase standing wood, originating from a forest partnership agreement	25,642	(27,632)	(57,879)

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Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

4.4.3 Pulp and commodity price risk management
The Company is exposed to the selling price of pulp and commodity prices in the international market. The dynamics of rising and falling production capacities in the global market and macroeconomic conditions may impact the Company´s operating results.
Through a specialized team, the Company monitors hardwood pulp prices and analyses future trends, adjusting the forecasts aimed at assisting with preventive measures to calculate the different scenarios. There is no sufficiently liquid financial market to mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection instruments available on the market have low liquidity and low volume, and high levels of distortion in price formation.
The Company is also exposed to international oil prices, reflected in logistical costs for selling in the export market, and indirectly in the costs of other supply, logistics and service contracts. In such cases, the Company evaluates whether to contract derivative financial instruments to mitigate the risk of price variations in its results.
4.5 Derivative financial instruments
The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.
Details of derivative financial instruments and their respective calculation methodologies are disclosed in the annual financial statements for the year ended December 31, 2025 (Note 4).

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Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

4.5.1 Outstanding derivatives by contract type, including embedded derivatives
The positions of outstanding derivatives are set forth below:

		Notional value		Fair value in R$
	Currency	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Debt hedges
Assets
Swap CDI to Fixed	R$	9,081,789	8,788,534	2,752,897	2,525,172
Swap SOFR to Fixed	US$	2,464,149	2,400,260	511,285	492,458
Swap IPCA to CDI	R$	13,622,944	11,059,169	1,960,902	1,549,779
Pre-fixed Swap to CDI	R$	2,400,000	2,400,000	1,586,941	1,562,789
Swap CDI to SOFR	R$	3,399,600	3,399,600	971,697	915,431
Swap CNY to Fixed	CNY	2,600,000	2,600,000	528,655	509,116
				8,312,377	7,554,745
Liabilities
Swap CDI to Fixed	US$	1,691,530	1,635,783	(2,273,041)	(2,686,614)
Swap SOFR to Fixed	US$	2,464,149	2,400,260	(358,788)	(400,210)
Swap IPCA to CDI	R$	12,896,320	10,466,620	(2,533,338)	(2,210,556)
Pre-fixed Swap to CDI	R$	2,400,000	2,400,000	(1,329,418)	(1,554,427)
Swap CDI to SOFR	US$	660,171	660,171	(891,382)	(1,080,537)
Swap CNY to Fixed	US$	362,736	362,736	(449,939)	(473,828)
				(7,835,906)	(8,406,172)
				476,471	(851,427)
Cash flow hedge
Zero Cost Collar (US$ x R$)	US$	5,574,300	6,156,400	2,389,964	979,705
NDF (R$ x US$)	US$	63,000	90,000	43,027	24,355
				2,432,991	1,004,060
Commodity Hedge and other
Swap US-CPI (standing wood) (1)	US$	154,602	153,342	25,642	112,058
Zero Cost Collar (Brent)	US$	335,511	359,677	378,898	(33,279)
Swap VLSFO/Brent	US$		1,217		(1,100)
				404,540	77,679
				3,314,002	230,312

Current assets	2,907,968	1,556,978
Non-current assets	8,987,791	8,014,683
Current liabilities	(1,107,667)	(1,205,029)
Non-current liabilities	(7,474,090)	(8,136,320)
	3,314,002	230,312
(1)The embedded derivative refers to a swap contract for the sale of price variations in US$ and US-CPI within the term of a forest partnership with a standing wood supply contract.

19

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

The variation in the fair values of derivatives on March 31, 2026 compared to the fair values measured on December 31, 2025 are explained substantially by the appreciation of the Brazilian Real against the US$ and by settlements during the period. There were also impacts caused by the variations in the Pre Fixed, Foreign Exchange Coupon and SOFR curves in the operations.
It is important to highlight that the outstanding agreements on March 31, 2026 are over-the-counter market operations, without any type of collateral margin or forced early settlement clause due to variations from market marking.
4.5.2 Fair Value Maturity Schedule (net amounts)

	03/31/2026	12/31/2025
2026	1,377,007	351,949
2027	1,746,941	674,290
2028	192,309	96,273
2029 onwards	(2,255)	(892,200)
	3,314,002	230,312

4.5.3 Fair value settled amounts
The settled derivatives positions are set forth below:

	03/31/2026	12/31/2025
Cash flow hedge
Zero Cost Collar (R$ x US$)	34,350	9,922
NDF (R$ x US$)	16,922	(15,388)
NDF (€ x US$)		(26)
	51,272	(5,492)

Commodity Hedge and other	47,820	(712)
Swap VLSFO/Brent	47,820	(712)

Debt hedges
Swap CDI to Fixed (US$)	147,794	408,373
Swap IPCA to CDI (Brazilian Reais)	(140,343)	(321,139)
Swap Pre-Fixed to CDI	(304,358)
Swap RMB to fixed US$		(16,455)
Swap SOFR to SOFR (US$)		1,504
Swap CDI to SOFR (US$)	117,659	212,326
Swap SOFR to Fixed (US$)	22,065	252,250
	(157,183)	536,859
	(58,091)	530,655

20

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

4.6 Cybersecurity
Suzano has a Public Information Security Policy, which aims to establish guidelines regarding cyber security management and controls at Suzano, seeking to mitigate vulnerabilities, preserve and protect assets, mainly information and personal data, in accordance with current laws, regulations and contractual obligations, covering the confidentiality, integrity, availability, authenticity and legality of information. The Policy establishes responsibilities to avoid damages, which may represent financial impacts, image and reputation, exposure of information, interruption of operations, among other damages due to cyber-attacks.
For the three-month period ended March 31, 2026, no material incidents associated with cybersecurity were identified that could affect the confidentiality, integrity and/or availability of the systems used by the Company.
4.7 Climate change
In the annual financial statements for the year ended December 31, 2025, the Company disclosed information on the risks and opportunities related to climate change and its sustainability strategy. In the three-month period ended March 31, 2026, there were no significant changes in these risks. The update, during the period, to the status of sustainability targets linked to financial instruments—reflecting the achievement of the target for women in leadership positions and the non‑achievement of the GHG emissions intensity target—resulted mainly in the application of a 25‑basis‑point step‑up in the interest rate of the 2031 SLB, from 3.75% to 4.00%, effective as of June 16, 2026. The water withdrawal intensity target remains under measurement, with verification expected by the end of the 2026 fiscal year.
4.8 Capital management
The main objective is to strengthen the Company’s capital structure, aiming to maintain an appropriate level of financial leverage while mitigating risks that could affect the availability of capital for business development.
The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).
5 SEGMENT INFORMATION
5.1 Criteria for identifying operating segments
The Board of Directors and Board of Statutory Executive Officers evaluate the performance of the Company’s business segments through the Adjusted EBITDA.
The operating segments defined by the Company’s management are set forth below:
i)Pulp: comprised of the production and sale of hardwood eucalyptus pulp and fluff pulp, mainly to supply the foreign market.
ii)Paper: comprises the production and sale of paper to meet the demands of both the domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to their immateriality.
Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determines the allocation of resources on a consolidated basis.
In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all property, plant and equipment, biological and intangible assets are substantially in Brazil.

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Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

5.2 Information of operating segments

	03/31/2026
	Pulp	Paper	Total
Net sales	8,345,742	2,622,674	10,968,416
Domestic market (Brazil)	405,693	1,666,054	2,071,747
Foreign market	7,940,049	956,620	8,896,669
Cost of sales	(5,938,620)	(1,868,956)	(7,807,576)

Adjusted EBITDA	4,056,317	523,828	4,580,145
Adjustments to EBITDA (*)			1,643
Depreciation, depletion and amortization			(2,806,652)
Financial result			4,616,436
Net income before taxes			6,391,572

	03/31/2025
	Pulp	Paper	Total
Net sales	8,611,543	2,941,378	11,552,921
Domestic market (Brazil)	457,416	1,691,196	2,148,612
Foreign market	8,154,127	1,250,182	9,404,309
Cost of sales	(5,696,157)	(2,033,010)	(7,729,167)

Adjusted EBITDA	4,254,146	611,628	4,865,774
Adjustments to EBITDA (*)			(109,317)
Depreciation, depletion and amortization			(2,497,422)
Financial result			7,696,213
Net income before taxes			9,955,248

	03/31/2026	03/31/2025
(*) Adjustments to EBITDA
Loss from associates and joint ventures	(20,372)	(17,077)
Income (loss) on disposal and write-off of non-current assets	32,052	(46,306)
Provision/(reversals) for losses on ICMS credits (note 13.1)	13,211	(45,765)
Expenses on Asset Acquisition and Business Combinations	(15,062)
Restructuring expenses	(7,534)	(23)
Others (1)	(652)	(146)
	1,643	(109,317)

(1) It includes items with specific, non-cash and exceptional adjustments, such as: i) effective loss of the development contract advance program; and (ii) write-off of stacked wood inventory.

22

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

5.3 Net sales by product

	03/31/2026	03/31/2025
Products
Market pulp (1)	8,345,742	8,611,543
Printing and writing paper (2)	1,770,639	1,879,301
Paperboard	843,550	1,051,768
Other	8,485	10,309
	10,968,416	11,552,921
(1)Net sales of fluff pulp represent 0.5% of total net sales, and therefore were included in market pulp net sales. (0.7% as at March 31, 2025).
(2)Net sales of tissue represent 6.1% of total net sales, and therefore were included in printing and writing paper net sales. (5.8% as at March 31, 2025).

5.3.1 Main customers
As of March 31, 2026, the Company has 1 (one) customer responsible for 12.35% of the net sales of pulp operating segment and 1 (one) customer responsible for 11.70% of the net sales of the paper operating segment. As of December 31, 2025 the Company has 1 (one) customer responsible for 11.05% of the net sales of pulp operating segment and 1 (one) customer responsible for 12.45% of the net sales of the paper operating segment.
5.4 Goodwill based on expected future profitability
The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of goodwill is set out below:

	03/31/2026	12/31/2025
Pulp	7,897,051	7,897,051
Paper	290,191	290,191
	8,187,242	8,187,242
6 NET SALES

	03/31/2026	03/31/2025
Gross sales	13,721,877	13,931,964
Sales deductions
Returns and cancellations	(20,297)	(36,433)
Discounts and rebates	(2,208,178)	(1,812,315)
	11,493,402	12,083,216
Taxes on sales	(524,986)	(530,295)
Net sales	10,968,416	11,552,921

23

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

7 INCOME (EXPENSES) BY NATURE

	03/31/2026	03/31/2025
Cost of sales (1)
Personnel expenses	(523,767)	(520,711)
Costs of raw materials, materials and services	(3,078,193)	(3,153,449)
Logistics cost	(1,308,436)	(1,296,365)
Depreciation, depletion and amortization	(2,548,227)	(2,223,588)
Other	(348,953)	(535,054)
	(7,807,576)	(7,729,167)
Selling expenses
Personnel expenses	(87,125)	(90,189)
Services	(58,771)	(55,666)
Logistics cost	(349,453)	(340,905)
Depreciation and amortization	(243,644)	(241,026)
Other (2)	(13,051)	(27,096)
	(752,044)	(754,882)
General and administrative expenses
Personnel expenses	(468,297)	(403,006)
Services	(110,713)	(115,819)
Depreciation and amortization	(33,943)	(30,276)
Other (3)	(69,850)	(124,450)
	(682,803)	(673,551)
Other operating (expenses) income, net
Results from sales of other products, net	39,974	27,487
Net result on disposal and write-off of non-current assets	32,052	(46,307)
Depreciation, amortization and other PPA realizations (4)	19,162	(2,532)
Provision for judicial liabilities	(67,582)	(104,863)
Other operating income, net	45,909	7,006
	69,515	(119,209)
(1)Includes R$324,131 related to maintenance downtime costing (R$416,608 as at March 31, 2025).
(2)Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.
(3)Includes, substantially corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation.
(4)Refers, substantially, to the write-off of contingent liabilities assumed in Fibria's PPA as disclosed in note 24.1.

24

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

8 NET FINANCIAL RESULT

	03/31/2026	03/31/2025
Financial expenses
Interest on loans, financing and debentures (1)	(1,401,182)	(1,360,125)
Premium expenses on early settlements (2)	(129,047)
Amortization of transaction costs	(58,457)	(31,923)
Interest expenses on lease liabilities (3)	(113,211)	(116,258)
Other	(103,034)	(131,779)
	(1,804,931)	(1,640,085)

Financial income
Cash and cash equivalents and marketable securities	464,425	348,428
Other	21,588	90,425
	486,013	438,853
Results from derivative financial instruments
Income	3,477,696	4,224,351
Expenses	(452,097)	(531,192)
	3,025,599	3,693,159
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	3,419,196	5,702,984
Leases	119,661	199,040
Other assets and liabilities (4)	(629,102)	(697,738)
	2,909,755	5,204,286
Net financial result	4,616,436	7,696,213
(1)Excludes R$24,929 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado Project for the three-month period ended March 31, 2026 (R$52,753 as at March 31, 2025).
(2)R$ 121,752 related to the costs of early termination of the pre‑approved and undrawn credit facility with Finnvera.
(3)Includes R$64,577 referring to the reclassification to the biological assets item for the composition of the formation cost (R$66,200 as of March 31, 2025).
(4)Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.
9 CASH AND CASH EQUIVALENTS

	Average yield p.a. %		03/31/2026	12/31/2025
Cash and banks (1)	3.87%		6,086,977	9,881,326

Cash equivalents
Local currency
Fixed-term deposits	101.60	% of CDI	3,434,978	3,204,403

Foreign currency
Fixed-term deposits (2)	4.35%		2,654,064	2,094,024
			12,176,019	15,179,753
(1)Refers mainly to investments in foreign currency under the Sweep Account modality, which is a remunerated account the balance of which is invested and made available automatically each day.
(2)Refers to Time Deposit applications, with maturity up to 90 days, which is a remunerated bank deposit with a specific maturity period and is subject to an insignificant risk of changes in value.

25

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

10 MARKETABLE SECURITIES

	Average yield p.a. %	03/31/2026	12/31/2025
In local currency
Private funds	101.34% of CDI	776,936	526,526
Private Securities ("CDBs")	101.00% of CDI	6,912,231	7,045,434
Public Securities	IPCA + 6.15%	1,298,243	1,274,439
CDBs - Escrow Account (1)	99.61% of CDI	330,137	319,680
Public Securities - Instituto de Crédito Oficial (ICO)	12.64%	652,388	633,428
Other	99.99% of CDI		25,618
		9,969,935	9,825,125
Foreign currency
Time deposits (2)	4.43%	525,601	421,291
Other		8,179	6,038
		533,780	427,329
		10,503,715	10,252,454

Current		10,173,578	9,932,774
Non-Current		330,137	319,680

(1)Refers to escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.
(2)Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.

11 TRADE ACCOUNTS RECEIVABLE
11.1 Breakdown of balances

	03/31/2026	12/31/2025
Domestic customers
Third parties	1,723,795	1,918,437
Related parties (Note 11.1) (1)	60,430	68,209

Foreign customers
Third parties	4,079,784	4,705,509

Expected credit losses (ECL)	(97,386)	(131,548)
	5,766,623	6,560,607
(1)The balance refers to transactions with Ibema Companhia Brasileira de Papel.

26

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

The Company carries out factoring transactions for certain customer receivables where it transfers the control of all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity which can be discontinued at any time without significant impacts on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The decision to assign the receivables is continuously reassessed based on market conditions and the Company's cash flow strategy, meaning that the volume of discounts may vary over time. The impact of these factoring transactions on the accounts receivable as of March 31, 2026, was R$6,223,744 (R$6,616,450 as of December 31, 2025).
11.2 Breakdown of trade accounts receivable by maturity

	03/31/2026	12/31/2025
Current	4,983,143	5,794,713
Overdue
Up to 30 days	536,862	465,967
From 31 to 60 days	84,518	89,398
From 61 to 90 days	38,425	44,305
From 91 to 120 days	20,570	21,225
From 121 to 180 days	24,764	45,072
From 181 days	78,341	99,927
	5,766,623	6,560,607
11.3 Roll-forward of expected credit losses

	03/31/2026	12/31/2025
Opening balance	(131,548)	(30,300)
(Provisions)/Reversals, net	16,607	(119,417)
Write-offs	12,390	16,937
Exchange rate variations	5,165	1,232
Closing balance	(97,386)	(131,548)
The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

27

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

12 INVENTORIES

	03/31/2026	12/31/2025
Finished goods
Pulp
Domestic	841,688	644,881
Foreign	1,673,689	1,713,394
Paper
Domestic	600,580	587,216
Foreign	539,207	507,999
Work in process	192,972	113,212
Raw materials
Wood	2,492,030	2,267,720
Operating supplies and packaging	1,006,771	1,037,696
Spare parts and other	1,493,126	1,491,820

Estimated losses	(198,646)	(208,091)
	8,641,417	8,155,847
12.1 Roll-forward of estimated losses

	03/31/2026	12/31/2025
Opening balance	(208,091)	(97,934)
Additions	(15,580)	(150,133)
Reversals	13,431	8,498
Write-offs	11,594	31,478
Closing balance	(198,646)	(208,091)
On March 31, 2026 and 2025, there were no inventory items pledged as collateral.

28

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

13 RECOVERABLE TAXES

	03/31/2026	12/31/2025
IRPJ/CSLL – prepayments and withheld taxes	773,577	706,048
PIS/COFINS – on acquisitions of property, plant and equipment (1)	106,960	128,631
PIS/COFINS – operations	681,034	567,872
PIS/COFINS – exclusions from ICMS (2)	311,036	324,819
ICMS – on acquisitions of property, plant and equipment (3)	447,261	472,382
ICMS – operations (4)	1,872,231	1,889,151
Reintegra program (5)	65,808	58,790
Other taxes and contributions	122,168	119,406
Provision for loss on ICMS credits (6)	(1,761,902)	(1,775,113)
	2,618,173	2,491,986

Current	1,673,493	1,546,287
Non-current	944,680	945,699
(1)Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.
(2)The Company and its subsidiaries filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992.
(3)Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).
(4)ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul e São Paulo, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of paper and consumer goods (tissue) transactions in the domestic market.
(5)Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.
(6)Related to provisions for ICMS credit balances that are not probable to be recovered.
13.1 Provision for loss on ICMS credits

		ICMS
	03/31/2026	12/31/2025
Opening balance	(1,775,113)	(1,581,961)
Addition	(46,989)	(374,166)
Reversal (1)	60,200	181,014
Closing balance	(1,761,902)	(1,775,113)
(1)Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits through sale to third parties.

29

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

14 ADVANCES TO SUPPLIERS

	03/31/2026	12/31/2025
Forestry development program	2,964,157	2,788,262
Advance to suppliers - others	73,267	76,818
	3,037,424	2,865,080

Current	73,267	76,818
Non-current	2,964,157	2,788,262
In the annual financial statements for the year ended December 31, 2025, the characteristics of the advances were disclosed, which did not change during the three-month period ended March 31, 2026.
15 RELATED PARTIES
The Company's commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. ("Suzano Group") were carried out in accordance with the corporate governance practices adopted by the Company, as well as those recommended and/or required by the applicable legislation.
The transactions refers mainly to:
Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses; and (iv) social services;
Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) dividends payable.
Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.
For the three-month period ended March 31, 2026, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties, As disclosed in the financial statements for the year ended December 31, 2025.

30

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

15.1 Balances recognized in assets and liabilities and amounts of transactions during the year

	Assets		Liabilities		Sales (purchases), net
	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	03/31/2025
Transactions with majority shareholders
Suzano Holding S.A.	19		(1,674)	(412,146)	25	12
Controller			(893)	(219,817)
Related persons			(146)	(36,053)
Alden Fundo de Investimento em Ações			(124)	(30,444)
	19		(2,837)	(698,460)	25	12

Transactions with companies of the Suzano Group and other related parties
Management	283	914			224	117
Bexma Participações Ltda.	7	6			3	1
Naman Capital Ltda.	9				1	1
Civelec Participações Ltda.	2,895	2,895
Fundação Arymax	8	5			4
Ibema Companhia Brasileira de Papel (1)	60,430	68,209	(1,410)	(658)	35,148	49,430
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	1	2			(1)	(1,472)
IPLF Holding S.A.	1				1	2
Mabex Representações e Participações Ltda.			(338)	(16)	(709)	(600)
Nemonorte Imóveis e Participações Ltda.			(15)	(7)	(1,167)	(45)
Woodspin Oy					(321)	182
	63,634	72,031	(1,763)	(681)	33,183	47,616
	63,653	72,031	(4,600)	(699,141)	33,208	47,628

Assets
Trade accounts receivable (Note 11)	60,430	68,209
Other assets	3,223	3,822
Liabilities
Trade accounts payable (Note 21)			(1,763)	(681)
Dividends payable			(2,837)	(698,460)
	63,653	72,031	(4,600)	(699,141)

(1)Refers mainly to the sale of pulp.

31

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

15.2 Management compensation
Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set out below:

	03/31/2026	03/31/2025
Short-term benefits
Salary or compensation	7,757	14,155
Direct and indirect benefits	304	328
Bonus	3,753	11,999
	11,814	26,482
Long-term benefits
Share-based compensation plan	11,870	26,821
	11,870	26,821
Payroll charges
Payroll charges	7,500	24,219
	31,184	77,522
Short-term benefits include fixed compensation (salaries and fees, vacation pay, mandatory bonus and “13th month’s salary” bonus), payroll charges (Company’s share of contributions to social security – “INSS”) and variable compensation such as profit sharing, bonuses and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).
Long-term benefits include the stock option plan and phantom shares for executives and key members of Management, in accordance with the specific regulations disclosed in Note 26.
16 INCOME AND SOCIAL CONTRIBUTION TAXES
The Company management believes in the validity of the provisions of international treaties entered by Brazil to avoid double taxation. In order to ensure its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims to exempt the double taxation in Brazil, of profits earned by its subsidiary located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the three month period ended in March 31, 2026. There is no provision for tax related to the non-double taxation profits of such subsidiary in 2026. Disclosures about uncertain tax positions for income tax and social contribution (IFRIC 23) are presented in Note 24.2.

32

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

16.1 Deferred taxes
16.1.1 Deferred income and social contribution taxes

	03/31/2026	12/31/2025
Tax loss carried forward	1,206,479	982,480
Negative tax basis of social contribution carried forward	469,232	381,600

Assets - temporary differences
Provision for judicial liabilities	278,731	269,757
Operating provisions	423,506	559,288
Provisions for other losses	615,735	619,567
Employee benefit plans	254,323	251,990
Exchange rate variations	2,229,871	3,443,822
Amortization of fair value adjustments arising from business combinations	620,309	620,973
Unrealized profit on inventories	165,942	237,740
Leases (1)	502,970	541,431
	6,767,098	7,908,648

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	1,950,178	1,878,119
Property, plant and equipment - deemed cost	975,823	985,901
Depreciation for tax-incentive reason (2)	652,610	668,603
Capitalized loan costs	918,046	937,829
Fair value of biological assets	1,344,119	1,425,535
Deferred taxes, net of fair value adjustments	311,032	313,464
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	110,407	115,003
Derivatives gains (“MtM”) (1)	1,099,998	66,308
Provision of deferred taxes on results of subsidiaries abroad	53,597
Other temporary differences	13,924	13,872
	7,429,734	6,404,634

Non-current assets	112,237	1,504,014
Non-current liabilities	774,873
(1)The Company presents a net balance of derivatives and leases, as gains and losses from deferred taxes are offset simultaneously. For the derivatives line, the passive temporary difference was R$3,864,816 and asset temporary difference of R$2,764,818 (passive temporary difference was R$3,065,768 and asset temporary difference of R$3,001,133 as of December 31, 2025). For the lease line, the passive temporary difference was R$4,873,026 and asset temporary difference was R$5,375,996 (passive temporary difference was R$1,767,605 and asset temporary difference was R$2,309,036 as of December 31, 2025).
(2)Tax depreciation is taken as a benefit only in the income tax calculation bases.
16.1.2 Breakdown of accumulated tax losses and social contribution tax losses carried forward

	03/31/2026	12/31/2025
Tax loss carried forward	4,825,916	3,929,920
Negative tax basis of social contribution carried forward	5,213,689	4,240,000

33

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

16.1.3 Roll-forward of deferred tax assets

	03/31/2026	12/31/2025
Opening balance	1,504,014	7,971,419
Tax loss carried forward	223,999	185,649
Negative tax basis of social contribution carried forward	87,632	74,457
Provision for judicial liabilities	8,974	(55,116)
Operating provisions and other losses	(137,281)	122,493
Exchange rate variation	(1,213,951)	(3,941,212)
Derivative (gains) losses (“MtM”)	(1,033,690)	(2,297,143)
Amortization of fair value adjustments arising from business combinations	1,768	23,905
Unrealized profit on inventories	(71,798)	(301,417)
Leases	(38,461)	(65,513)
Goodwill - tax benefit on unamortized goodwill	(72,059)	(288,232)
Property, plant and equipment - deemed cost	10,078	80,982
Depreciation accelerated for tax-incentive reason	15,993	65,037
Capitalized loan costs	19,783	9,653
Fair value of biological assets	81,416	(108,440)
Deferred taxes on the results of subsidiaries abroad	(53,597)
Credits on exclusion of ICMS from the PIS/COFINS tax base	4,596	22,925
Other temporary differences	(52)	4,567
Closing balance	(662,636)	1,504,014
16.2 Reconciliation of the effects of income tax and social contribution on profit or loss

	03/31/2026	03/31/2025
Net income (loss) before taxes	6,391,572	9,955,248
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	(2,173,134)	(3,384,784)

Tax effect on permanent differences
Impact of the taxation difference on profit of associates in Brazil and abroad (1)	94,815	(283,517)
Equity method	(6,926)	(5,806)
Credit related to Reintegra Program	2,463	2,912
Director bonuses	(3,441)	(11,912)
Tax incentives (Note 12.3)	2,195	67,802
Other exclusions permanent	4,447	8,235
	(2,079,581)	(3,607,070)
Income tax
Current	88,836	(57,542)
Deferred	(1,594,376)	(2,592,733)
	(1,505,540)	(2,650,275)
Social Contribution
Current	(1,299)	(9,558)
Deferred	(572,742)	(947,237)
	(574,041)	(956,795)
Income tax and social contribution result for the period	(2,079,581)	(3,607,070)
(1)The difference in the taxation of subsidiaries is substantially due to the differences between the nominal tax rates in Brazil and those of subsidiaries located abroad.

34

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

16.3 Tax incentives
The Company benefits from a tax incentive for partial reduction of the income tax obtained from operations carried out in areas under the jurisdiction of the Northeast Development Superintendence (“SUDENE”) and the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031
Imperatriz (MA)	Suzano	2032
Mucuri (BA)	Suzano	2032
São Luís (MA)	Itacel	2033
Eunápolis (BA)	Veracel	2033

Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2034
16.4 OECD PILLAR TWO MODEL RULES
In December 2021, the Organisation for Economic Co-operation and Development (“OECD”) announced the guidelines for the Pillar Two model, aiming for a reform in international corporate taxation to ensure that multinational economic groups, covered by such regulations, contribute an effective minimum tax at a rate of 15% on profits. Each country's effective profit tax rate, as calculated by this model, is called the GloBE (Global Anti-Base Erosion Rules) effective tax rate. These rules await approval in the local legislation of each country. In the context of Suzano, compliance with OECD guidelines on international taxation is a strategic priority.
Based on the calculations performed under the GloBE Simplifying Transition Rules (RSGT), there is no impact on the unaudited condensed consolidated interim financial information in relation to this matter.
The Company reaffirms its commitment to tax compliance and will continue to carry out the necessary actions to ensure the proper implementation of the new rule in the jurisdictions where it operates, in line with global best practices and current legislation.

35

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

17 BIOLOGICAL ASSETS
The roll-forward of biological assets is as set forth below:

	03/31/2026	12/31/2025
Opening balance	26,097,164	22,283,001
Additions	2,107,800	7,913,483
Depletions	(1,664,221)	(5,352,271)
Transfers		15,233
Gain on fair value adjustments		1,516,458
Disposals	(11,257)	(107,815)
Write-offs	(3,899)	(170,925)
Closing balance	26,525,587	26,097,164
The Company reevaluates, on a semi-annual basis in June and December, the main assumptions used in measuring the fair value of biological assets, which are disclosed in Note 13 of the annual financial statements for the year ended December 31, 2025.
Biological assets are measured at fair value and classified as Level 3 within the fair value hierarchy, due to the use of significant unobservable market assumptions.
The Company manages the financial and climate risks related to its agricultural activities in a preventive manner. To reduce the risks arising from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses (Note 4.7).
The Company has no biological assets pledged as collateral on March 31, 2026 and December 31, 2025.

36

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

18 INVESTMENTS
18.1 Investments breakdown

	03/31/2026	12/31/2025

Investments in associates and joint ventures	240,350	264,312
Goodwill	29,384	29,384
Other investments evaluated at fair value through other comprehensive income (1)	864,524	901,181
	1,134,258	1,194,877

Investments	1,134,258	1,194,877
	1,134,258	1,194,877
(1) It includes the fair value measurement of Lenzing Aktiengesellschaft. As of March 31, 2026, the carrying amount of the investment was R$831,600 (R$865,986 as of December 31, 2025).

18.2 Investments in associates and joint ventures

Information of investees as at				Company Participation
			03/31/2026	Carrying amount		In the income (expenses) for the period
	Equity	Income (expenses) of the period	Participation equity (%)	03/31/2026	12/31/2025	03/31/2026	03/31/2025
Associate
Foreign
Ensyn Corporation (3)							(3,091)
Spinnova Plc. (1)	183,627	(88,538)	18.76%	34,449	54,391	(16,610)	(9,161)
Simplifyber, Inc.	43,498	(6,460)	15.52%	6,750	7,973	(1,004)
Allotrope Energy Ltd	2,636		19.72%	520	556
				41,719	62,920	(17,614)	(12,252)
Joint ventures
Domestic (Brazil)
Biomas - Serviços Ambientais, Restauração e Carbono Ltda.	13,813	(9,865)	16.66%	2,302	3,945	(1,644)	(1,449)
Ibema Companhia Brasileira de Papel	393,445	(2,231)	49.90%	196,329	197,442	(1,114)	3,551
Foreign
Woodspin Oy (2)							(6,927)
				198,631	201,387	(2,758)	(4,825)

Other investments evaluated at fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A.			4.58%	3,396	3,581
Celluforce Inc.			8.28%	24,178	25,975
Nfinite Nanotechnology Inc.			5.40%	5,350	5,639
Lenzing Aktiengesellschaft			15.00%	831,600	865,986
				864,524	901,181

Goodwill (2)(3)				29,384	29,389
				29,384	29,389

				1,134,258	1,194,877	(20,372)	(17,077)
(1)The average share price quoted on the Nasdaq First North Growth Market (NFNGM) was EUR0.42 on March 31, 2026 and EUR0.46 on December 31, 2025.

37

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

(2)In August 2025, the Company completed the sale of its entire equity interest in Woodspin Oy and Suzano Finland Oy to Spinnova Plc for the symbolic amount of 1 euro each. For the year ended December 31, 2025, as a result of this transaction, the following accounting effects were recognized, which significantly impacted the equity pickup line: R$ (117,447) related to the impairment of the investment, R$ (28,679) related to the obligation to make an additional capital contribution, and R$ 15,636 related to the realization of other comprehensive income of the joint venture Woodspin Oy; R$ (63,634) related to the write-off of goodwill of the associate Spinnova Plc; and R$ (88,871) related to the impairment of the investment in the subsidiary Suzano Finland Oy.
(3)In November 2025, the Company sold its entire equity interest in Ensyn Corporation, liquidated F&E Technologies LLC, and recognized impairment of the investment in F&E Tecnologia do Brasil S.A., both related to the same technology developed by Ensyn. As of December 31, 2025, as a result of this transaction, the following accounting effects were recognized, which impacted the equity pickup line: (i) R$ (160,462) related to the write-off of Ensyn goodwill; R$ 371 related to the recognition of the provision for losses on investments; and R$$9,896 related to the reclassification of other comprehensive income.

19 PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.43	7.21		19.62
Accumulated cost	16,775,348	13,816,631	62,822,096	3,510,535	1,806,592	98,731,202
Accumulated depreciation		(4,294,038)	(28,541,598)		(909,526)	(33,745,162)
Balances at December 31, 2024	16,775,348	9,522,593	34,280,498	3,510,535	897,066	64,986,040
Additions	3,080	262	649,533	3,880,270	45,681	4,578,826
Acquisition of subsidiaries
Write-offs	(64,222)	(54,566)	(152,457)		(154,907)	(426,152)
Depreciation		(434,875)	(4,123,031)		(287,270)	(4,845,176)
Transfers and other	5,980	896,470	3,524,210	(4,626,006)	201,995	2,649
Accumulated cost	16,720,186	14,589,194	66,353,229	2,764,799	1,830,011	102,257,419
Accumulated depreciation		(4,659,310)	(32,174,476)		(1,127,446)	(37,961,232)
Balances at December 31, 2025	16,720,186	9,929,884	34,178,753	2,764,799	702,565	64,296,187
Additions			65,886	823,603	1,074	890,563
Write-offs	(29,659)	(2,632)	(5,219)		(2,469)	(39,979)
Depreciation		(115,557)	(1,015,917)		(39,569)	(1,171,043)
Transfers and other	(1,219)	95,187	1,253,907	(1,335,089)	(12,632)	154
Accumulated cost	16,689,308	14,677,846	67,342,071	2,253,313	1,791,419	102,753,957
Accumulated depreciation		(4,770,964)	(32,864,661)		(1,142,450)	(38,778,075)
Balances at March 31, 2026	16,689,308	9,906,882	34,477,410	2,253,313	648,969	63,975,882
(1)Includes vehicles, furniture and utensils and computer equipment.

On March 31, 2026, the Company evaluated the business, market and climate impacts, and did not identify any material event that indicated the need to perform an impairment test and to record any impairment provision for property, plant and equipment.
19.1 Items pledged as collateral
On March 31, 2026, property, plant and equipment items pledged as collateral, consisting mainly of the units of Ribas do Rio Pardo, Três Lagoas and Imperatriz are set forth below:

	Type of collateral	3/31/2026	12/31/2025
Land	Financial/Legal	25,184	25,562
Buildings	Financial	1,714,933	1,719,004
Machinery, equipment and facilities	Financial	8,596,324	19,437,703
Work in progress	Financial	351,961	339,063
Other	Financial	51,379	48,475
		10,739,781	21,569,807

38

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

19.2 Capitalized expenses
For the period ended March 31, 2026, the Company capitalized loan costs in the amount of R$24,929 (R$274,731 as of December 31, 2025). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 13.04% p.a. (13.35% p.a. as of December 31, 2025).
19.3 Asset Retirement Obligation (ARO)
On March 31, 2026, the Company has provisioned the amount of R$69,542 (R$68,681 as of December 31, 2025) arising asset retirement obligation of industrial landfills The corresponding liability is recorded under “Other liabilities,” segregated between current and non-current, according to the expected settlement date.
20 INTANGIBLE
20.1 Goodwill and intangible assets with indefinite useful lives

	03/31/2026	12/31/2025
Goodwill - Facepa (Tissue plant in Belém/PA)	119,332	119,332
Goodwill - Fibria	7,897,051	7,897,051
Goodwill - MMC Brasil (Tissue plant in Mogi das Cruzes/SP)	170,859	170,859
Other (1)	5,097	5,097
	8,192,339	8,192,339
(1)Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.
The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.
Goodwill is allocated to cash-generating units as presented in Note 5.4.
For the three-month period ended March 31, 2026, the Company did not identify any event that indicated the need to perform the impairment test and to record any impairment provision for intangible assets.

39

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

20.2 Intangible assets with limited useful lives

		03/31/2026	12/31/2025
Opening balance		4,778,353	5,709,964
Additions		4,083	82,492
Write-offs		(36)	(3,015)
Amortization		(252,952)	(1,011,088)
Closing balance		4,529,448	4,778,353
Represented by	Average annual rate %
Port concessions	3.94	613,758	621,842
Supplier agreements	12.70	7,407	11,111
Port service contracts	4.26	483,757	491,094
Trademarks and patents	8.14	150,971	154,846
Customer portfolio	9.10	3,078,675	3,283,919
Software	25.45	186,262	206,635
Other	10.00	8,618	8,906
		4,529,448	4,778,353

Cost		11,961,088	12,617,166
Amortization		(7,431,640)	(7,838,813)
Closing balance		4,529,448	4,778,353
For the three-month period ended March 31, 2026, the Company assessed business, market, and climate-related impacts and did not identify any material events that would indicate the need to perform an impairment test or recognize any provision related to the recoverable amount of intangible assets with definite useful lives.
21 TRADE ACCOUNTS PAYABLE

	03/31/2026	12/31/2025
In local currency
Third party (1)	4,168,644	4,065,115
Related party (Note 15.1) (2)	1,763	681
In foreign currency
Third party	810,849	1,075,590
	4,981,256	5,141,386
(1)Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on March 31, 2026 was R$347,271 (R$438,830 at December 31, 2025).
(2)The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.
21.1 Long-term commitments
21.1.1 Long-term commitments - Take or Pay arrangements
During the three-month period ended March 31, 2026, no material changes were identified in the Company’s long-term contracts with a minimum supply clause compared to the information disclosed in the financial statements for the year ended December 31, 2025 (Note 17.1.1).

40

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

21.1.2 Exchange and acquisition of biological assets
In line with the Company’s strategy for forest expansion and optimization of wood supply for its operations in the State of Mato Grosso do Sul, the Company entered into exchange and purchase agreements for biological assets in August 2025. Under the terms of these agreements, the Company will receive specified volumes of biological assets between 2025 and 2027. In return, under the exchange agreement, the Company is expected to deliver equivalent volumes between 2028 and 2031.
On September 15, 2025, and January 2, 2026, payments in the amounts of R$878,049 and R$ 464,156 respectively, were made under the land swap agreement. The remaining amounts payable total R$1,523,529, with R$380,946 due in 2026 and R$1,142,584 due in 2028, in accordance with the contractual schedule.
22 LOANS, FINANCING AND DEBENTURES
22.1 Breakdown by type

				Current		Non-current			Total
Type	Currency	Interest rate	Average annual interest rate - %	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025
In foreign currency
Bonds	USD	Fixed	5.0%	310,227	815,478	39,937,294	42,405,964	40,247,521	43,221,442
Panda Bonds	CNY	Fixed	2.7%	19,576	6,785	1,963,907	2,039,941	1,983,483	2,046,726
Export credits (“export prepayments”)	USD	SOFR/Fixed	5.2%	1,733,663	923,820	15,253,641	16,901,305	16,987,304	17,825,125
Assets financing	USD	SOFR	3.1%	102,736	107,159	143,525	178,526	246,261	285,685
ECA - Export Credit Agency	USD	SOFR	5.8%	14,778	17,426	1,687,185	1,778,184	1,701,963	1,795,610
IFC - International Finance Corporation (1)	USD	SOFR	5.5%	(3,763)	(5,485)	4,919,069	5,182,737	4,915,306	5,177,252
Others				3,751	5,516			3,751	5,516
				2,180,968	1,870,699	63,904,621	68,486,657	66,085,589	70,357,356
In local currency
BNDES	BRL	UMBNDES	6.6%	7,801	5,794	442,503	468,025	450,304	473,819
BNDES	BRL	TJLP	8.6%	68,286	89,150	10,951	11,802	79,237	100,952
BNDES	BRL	TLP	12.4%	201,878	178,549	5,576,674	5,562,188	5,778,552	5,740,737
BNDES	BRL	Fixed	2.4%	33		12,500		12,533
BNDES	BRL	SELIC	16.4%	226,156	282,017	522,110	514,605	748,266	796,622
BNDES	BRL	TR	4.0%	10,264	9,933	151,019	153,762	161,283	163,695
Assets financing	BRL	CDI	16.3%	18,887	18,799	33,473	38,214	52,360	57,013
NCE (“Export credit notes”)	BRL	CDI	16.7%	4,031	4,157	100,000	100,000	104,031	104,157
NCR (“Rural producer certificates”)	BRL	CDI	13.7%	387,660	369,572	5,000,000	5,000,000	5,387,660	5,369,572
ECO INVEST - Crédito Agroindustria	BRL	CDI	14.0%	17,126	7,094	327,419	327,263	344,545	334,357
Rural Product Note ("CPR")	BRL	CDI/IPCA	13.2%	1,486	41,894	1,979,277	1,954,437	1,980,763	1,996,331
Debentures	BRL	CDI/IPCA	13.7%	309,811	127,247	9,240,683	9,179,399	9,550,494	9,306,646
				1,253,419	1,134,206	23,396,609	23,309,695	24,650,028	24,443,901
				3,434,387	3,004,905	87,301,230	91,796,352	90,735,617	94,801,257

Interest on financing				1,259,281	1,525,436			1,259,281	1,525,436
Non-current funding				2,175,106	1,479,469	87,301,230	91,796,352	89,476,336	93,275,821
				3,434,387	3,004,905	87,301,230	91,796,352	90,735,617	94,801,257
(1) The balances shown as negative include fundraising costs

41

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

22.2 Breakdown by maturity - non-current

	2027	2028	2029	2030	2031	2032 onwards	Total
In foreign currency
Bonds		2,599,399	8,700,749	5,155,884	6,525,377	16,955,885	39,937,294
Panda Bonds	907,427	980,837		75,643			1,963,907
Export credits (“export prepayments”)	2,347,334	2,943,742	3,627,988	5,419,096	915,481		15,253,641
Assets financing	75,592	62,089	5,844				143,525
ECA - Export Credit Agency					649,476	1,037,709	1,687,185
IFC - International Finance Corporation	263,870	1,342,546	2,187,723	1,124,930			4,919,069

	3,594,223	7,928,613	14,522,304	11,775,553	8,090,334	17,993,594	63,904,621
In local currency
BNDES – TJLP	2,816	3,755	3,755	625			10,951
BNDES – TLP	120,552	157,903	143,738	381,296	481,610	4,291,575	5,576,674
BNDES – Fixed			681	743	743	10,333	12,500
BNDES – SELIC	30,542	40,722	40,722	40,722	40,722	328,680	522,110
BNDES – TR	8,301	11,068	11,068	11,068	11,068	98,446	151,019
BNDES - UMBNDES	7,207	9,610	9,610	9,610	9,610	396,856	442,503
Ecoinvest			73,617	73,617	73,617	106,568	327,419
Assets financing	14,372	19,033	68				33,473
NCE (“Export credit notes”)	25,000	25,000	25,000	25,000			100,000
Rural Product Note ("CPR")						1,979,277	1,979,277
NCR (“Rural producer certificates”)				2,000,000	3,000,000		5,000,000
Debentures				561,095	500,000	8,179,588	9,240,683
	208,790	267,091	308,259	3,103,776	4,117,370	15,391,323	23,396,609
	3,803,013	8,195,704	14,830,563	14,879,329	12,207,704	33,384,917	87,301,230

22.3 Roll-forward of loans, financing and debentures

	03/31/2026	12/31/2025
Opening balance	94,801,257	101,435,531
Fundraising, net of issuance costs	91,273	23,871,760
Interest accrued	1,426,111	5,953,778
Monetary and exchange rate variation, net	(3,419,196)	(8,384,101)
Settlement of principal	(473,585)	(22,353,325)
Settlement of interest	(1,711,077)	(5,817,907)
Amortization of fundraising costs	20,834	101,803
Others		(6,282)
Closing balance	90,735,617	94,801,257

42

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

22.4 Fundraising costs
The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	03/31/2026	12/31/2025
Bonds	411,818	281,633	130,185	142,598
Panda Bonds	6,183	1,286	4,897	5,617
Rural Product Note ("CPR")	65,177	2,716	62,461	63,819
Export credits (“export prepayments”)	180,466	117,452	63,014	71,612
Debentures	156,800	49,245	107,555	110,409
BNDES	97,685	57,630	40,055	41,023
ECA - Export Credit Agency	13,615	2,609	11,006	12,072
IFC - International Finance Corporation	81,956	30,562	51,394	57,186
Others	4,797	313	4,484	4,641
	1,018,497	543,446	475,051	508,977
22.5 Guarantees
Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment is offered as collateral by the Company, as disclosed in Note 19.1.
The Company does not have contracts with restrictive financial clauses (financial covenants) which must be complied with.
22.6 Relevant transactions entered into during the period
On 5 February 2026, the Company completed the arrangement of a new revolving credit facility through its subsidiary Suzano International Finance B.V., replacing the revolving credit facility in place since February 2022 and increasing the total amount available under revolving credit facilities from US$1,275,000 to US$1,775,000 (equivalent to R$9,264,435). The new facility aims to further strengthen the Company’s already robust liquidity position, providing greater cash flexibility over the coming years.
The total committed amount of US$1,775,000 is available until February 2031. The commitment fee, in the event the facility is not drawn, is 0.27% p.a. If drawn, the facility bears interest at SOFR plus 0.90% p.a.
22.7 Significant transactions settled during the period
The Company did not enter into any material settlements during the three-month period ended March 31, 2026.

43

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

23 LEASES
23.1 Right of use
The balances rolled-forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total
Balances at December 31, 2024	3,475,569	175,043	114,392	1,373,338	42,349	5,180,691
Additions/updates	618,637	212,173	135,659	10,765		977,234
Depreciation (1)	(441,499)	(200,883)	(58,630)	(122,833)	(1,622)	(825,467)
Write-offs (2)	(327)	(277)	(65)			(669)
Balances at December 31, 2025	3,652,380	186,056	191,356	1,261,270	40,727	5,331,789
Additions/updates	79,652	39,034	21,384			140,070
Depreciation (1)	(111,023)	(35,217)	(15,621)	(30,194)	(298)	(192,353)
Balances at March 31, 2026	3,621,009	189,873	197,119	1,231,076	40,429	5,279,506
(1)The amount of depreciation related to land is substantially reclassified to biological assets to make up the formation costs.
(2)Write-off due to cancellation of contracts.
On March 31, 2026, the Company does not have commitments to lease agreements not yet in force.
23.2 Lease liabilities
The balance of lease payables on March 31, 2026, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.62%	September/2053	4,160,512
Machinery and equipment	11.65%	April/2035	298,641
Buildings	11.27%	February/2035	197,770
Ships and boats	11.25%	February/2039	2,088,450
Vehicles	11.10%	November/2028	18,529
			6,763,902
(1)For the determination of the discount rates, the market CDI rate obtained from the yield curve on B3’s official website was used, considering the term equivalent to the final maturity and the nature of the contracts.
(2)Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.

44

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

The balances rolled-forward are set out below:

	03/31/2026	12/31/2025
Opening balance	6,929,890	6,972,915
Additions/updates	140,070	977,234
Write-offs		(669)
Payments	(364,185)	(1,447,973)
Accrual of financial charges (1)	177,788	733,342
Exchange rate variations	(119,661)	(304,959)
Closing balance	6,763,902	6,929,890

Current	900,375	857,810
Non-current	5,863,527	6,072,080
(1)On March 31, 2026, the amount of R$64,577 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$265,463 as of December 31, 2025).

The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.
23.2.1 Amounts recognized in the statement of income for the period
The amounts recognized are set out below:

	03/31/2026	03/31/2025
Expenses relating to short-term assets	624	672
Expenses relating to low-value assets	9	18
	633	690

24 PROVISION FOR JUDICIAL LIABILITIES
The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate.
The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.
The Company’s Management believes that, based on the available information as of the date of these unaudited condensed consolidated interim financial information, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are sufficient to cover estimated losses related to its legal proceedings, as set forth below:

45

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

24.1 Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

					03/31/2026
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the period	339,763	296,358	185,411	2,095,357	2,916,889
Payments	(698)	(16,050)			(16,748)
Reversal	(2,375)	(19,300)	(11)	(25,655)	(47,341)
Additions	745	33,474	18,218		52,437
Monetary adjustment	5,433	6,255	3,684		15,372
Provision balance	342,868	300,737	207,302	2,069,702	2,920,609
Judicial deposits (3)	(32,188)	(52,880)	(60,215)		(145,283)
Provision balance at the end of the period	310,680	247,857	147,087	2,069,702	2,775,326
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$1,941,569 and civil lawsuits in the amount of R$128,133, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.
(3)The amounts presented refer exclusively to judicial deposits for which there is a legally enforceable right of offset.

					12/31/2025
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the period	407,964	353,926	215,553	2,127,725	3,105,168
Payments	(71,692)	(113,840)	(9,176)		(194,708)
Reversal	(51,228)	(99,936)	(55,513)	(32,368)	(239,045)
Additions	14,650	128,217	14,056		156,923
Monetary adjustment	40,069	27,991	20,491		88,551
Provision balance	339,763	296,358	185,411	2,095,357	2,916,889
Judicial deposits	(31,579)	(62,334)	(21,238)		(115,151)
Provision balance at the end of the period	308,184	234,024	164,173	2,095,357	2,801,738
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$1,962,549 and civil lawsuits in the amount of R$132,808, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.
24.1.1 Tax and social security
On March 31, 2026, the Company has 54 (56 as of December 31, 2025) administrative and judicial proceedings of a tax or social security nature in which the disputed matters are related to IRPJ, CSLL, PIS, COFINS, ICMS among others, whose amounts are provisioned when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.
24.1.2 Labor
On March 31, 2026, the Company has 1,152 (1,152 as of December 31, 2025) labor lawsuits.
In general, the provisioned labor proceedings are related primarily to matters frequently contested by employees of agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.
24.1.3 Civil, environment and real estate
On March 31, 2026, the Company has 72 (73 as at December 31, 2025) civil, environmental and real estate proceedings.

46

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

The provisioned Civil, environment and real estate proceedings are related primarily to the payment of damages, including those arising from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.
24.2 Contingencies with possible losses
The Company is involved in tax, civil and labor lawsuits, whose losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	03/31/2026	12/31/2025
Taxes and social security (1)	10,475,914	10,417,734
Labor	187,362	189,506
Civil and environmental (1)	1,074,285	1,023,689
	11,737,561	11,630,929
(1)The amounts above do not include the fair value adjustments allocated to possible loss risk contingencies representing R$2,050,641 (R$2,076,296 as of December 31, 2025), which were recorded at fair value resulting from business combinations with Fibria, as presented in Note 24.1.1 above.

In the three-month period ended March 31, 2026, there were no significant changes in the main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2025 (Note 24.1).
25 EMPLOYEE BENEFIT PLANS
The Company provides supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2025 (Note 25), which did not change during the three-month period ended March 31, 2026.
25.1 Pension plan
Contributions made by the Company, for Suzano Prev pension plan managed by Brasilprev Seguros e Previdência S.A., for the three-month period ended March 31, 2026 amounted R$5,988 (R$5,745 as of March 31, 2025) recognized under the cost of sales, selling and general and administrative expenses.
25.2 Defined benefits plan
The Company offers the medical assistance and life insurance in addition to the pension plans, which are measured based on actuarial calculations and recognized in the unaudited condensed consolidated interim financial information.
The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	03/31/2026	12/31/2025
Opening balance	741,143	721,560
Interest on actuarial liabilities	19,653	77,348
Current service cost	558	1,939
Actuarial gain – experience		(13,340)
Actuarial loss – financial assumptions		6,026
Benefits paid directly by entity	(13,344)	(52,390)
Closing balance	748,010	741,143

47

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

26 SHARE-BASED COMPENSATION PLAN
The Company has long-term share-based remuneration plans: (i) Phantom stock option plan (“PS”), settled in cash; and (ii) Performance Share Plan, settled in shares.
The characteristics and measurement method of each plan were disclosed in the annual financial statements for the year ended December 31, 2025 (Note 26), which did not change during the three-month period ended March 31, 2026.
26.1 Phantom shares plan
The roll-forward arrangements are set out below:

		Number of shares
Year of grant	Fair value on grant date	31/12/2025	Shares granted	Cancelled	Exercised (1)	31/03/2026	Available for completion	Year of vesting
								2026	2027	2028	2029
2021	R$64.12	7,735	168			7,903	7,903
2022	R$54.20	480,184	10,447	(221)	(145,122)	345,288	160,347	160,446	24,495
2023	R$48.81	2,695,561	58,994	(27,540)	(627,583)	2,099,432		1,839,449	259,983
2024	R$56.58	2,459,390	53,332	(31,197)	(7,162)	2,474,363			2,299,206	175,157
2025	R$59.65	3,410,537	148,358	(37,563)	(6,642)	3,514,690				3,514,690
2026	R$50.70		700,801			700,801					700,801
		9,053,407	972,100	(96,521)	(786,509)	9,142,477	168,250	1,999,895	2,583,684	3,689,847	700,801

Book value		332,322	75,700	(2,867)	(44,498)	360,657
Book value of the previous year		361,974	209,842	(17,843)	(221,651)	332,322
(1)The average price of the share options exercised and exercised due to termination of employment on March 31, 2026 was R$51.88.

48

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

26.2 Restricted shares plan
The position is set forth below:

		Number of stock options
Year of grant	Fair value on grant date	31/12/2025	Shares granted	Exercised/Cancelled	31/03/2026	Year of vesting
						2026	2027	2028	2029	2030
2023	R$50.51	277,249	6,033	(283,282)
2024	R$56.09	2,331,602	50,731		2,382,333	232,651	440,715		1,708,967
2025	R$60.47	467,265	10,166		477,431			235,794		241,637
2026	R$49.70		175,453		175,453				175,453
Number of stock options		3,076,116	242,383	(283,282)	3,035,217	232,651	440,715	235,794	1,884,420	241,637

Book value		80,742	12,597	(14,611)	78,728
Book value of the previous year		60,226	45,642	(25,126)	80,742

27 SHAREHOLDERS’ EQUITY
27.1 Share capital
On March 31, 2026, Suzano’s share capital was R$24,269,281 divided into 1,264,117,615 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering were R$33,735, totaling a net share capital of R$24,235,546. The breakdown of the share capital is as set out below:

	03/31/2026		12/31/2025
	Quantity	(%)	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	29.08%	367,612,329	29.08%
Controller	196,144,533	15.52%	196,065,636	15.51%
Related persons	26,568,442	2.10%	32,157,608	2.54%
Alden Fundo de Investimento em Ações	27,154,744	2.15%	27,154,744	2.15%
	617,480,048	48.85%	622,990,317	49.28%
Treasury (Note 27.2)	28,020,765	2.22%	28,208,827	2.23%
Other shareholders	618,616,802	48.94%	612,918,471	48.49%
	1,264,117,615	100.00%	1,264,117,615	100.00%
On March 31, 2026, SUZB3 common shares ended the period quoted at R$51.90 and R$51.45 on December 31, 2025.

27.2 Treasury shares
On March 31, 2026, the Company had 28,020,765 (28,208,827 as of December 31, 2025) of its own common shares held in treasury, with an average cost of R$53.57 per share, with a historical value of R$1,501,072 (R$1,511,146 as at December 31, 2025) and the market corresponding to R$1,454,278 (R$1,451,344 as at December 31, 2025).

49

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

For the three-month period ended March 31, 2026, the Company granted 188,062 common shares at an average cost of R$53.57 per share, with a historical value of R$10,074, to comply with the restricted shares plan (Note 22.2).

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2024	24,875,787	53.84	1,339,197	1,536,826
Exercised	(372,160)	53.66	(19,969)	(20,251)
Repurchase	3,705,200	51.80	191,918	191,918
Balances at December 31, 2025	28,208,827	53.57	1,511,146	1,451,344
Exercised	(188,062)	53.57	(10,074)	(9,563)
Balances at March 31, 2026	28,020,765	53.57	1,501,072	1,454,278
28 EARNINGS PER SHARE
28.1 Basic
The basic earnings per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	03/31/2026	03/31/2025
Net income for the period attributed to Controlling shareholders'	4,305,404	6,340,760
Weighted average number of shares in the period – in thousands	1,264,118	1,264,118
Weighted average treasury shares – in thousands	(28,200)	(25,047)
Weighted average number of outstanding shares – in thousands	1,235,918	1,239,071
Basic earnings per common share – R$	3.48357	5.11735
28.2 Diluted
The diluted earnings per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	03/31/2026	03/31/2025
Net income for the period attributed to Controlling shareholders'	4,305,404	6,340,760
Weighted average number of outstanding shares – in thousands	1,235,918	1,239,071
Average number of potential shares (stock options) - in thousands	3,033	3,171
Weighted average number of shares (diluted) – in thousands	1,238,951	1,242,242
Diluted earnings per common share – R$	3.47504	5.10429

50

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended March 31, 2026 and 2025

29 EVENTS AFTER THE REPORTING PERIOD
29.1 New Financings
On April 1, 2026, the Company concluded the issuance of the 2nd issuance of Financially Settled Rural Product Notes (Cédulas de Produto Rural com Liquidação Financeira – CPR-Fs), issued in two series, in a total amount of R$2,500 millions, comprised of R$1,500 millions related to the first series and R$1,000 millions related to the second series.
The CPR-Fs were issued on March 15, 2026, with a term of ten years for the first series, counted from the Issuance Date, and a term of twelve years for the second series, counted from the Issuance Date and maturing on March 15, 2038. The remuneration of the CPR-Fs corresponds to remunerative interest of 7.0464% per year for the first series and 6.8338% per year for the second series, calculated on the updated nominal unit value, which is adjusted by the accumulated variation of the IPCA inflation index.
Additionally, on April 2, 2026, the Company concluded the issuance of its 12th issuance of simple debentures, not convertible into shares, totaling R$179 millions. The debentures were issued on March 15, 2026, with a tenor of fifteen years, maturing on March 15, 2041, and bear remuneration equivalent to 6.1759% per year, calculated on the updated nominal unit value, also adjusted by the IPCA inflation index.
29.2 Corporate Income Tax Assessment
In April 2026, the Company was formally notified of a Notice of Assessment issued for the collection of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), in the approximate amount of R$5,100 millions, including interest. The assessment is related to the failure to include profits earned by a foreign subsidiary in the taxable base.
The matter is currently subject to a suspension of enforceability as a result of a favorable court decision obtained by the Company in a preventive writ of mandamus, as disclosed in the financial statements (Note 12) for the year ended December 31, 2025.
The Company is assessing the Notice of Assessment together with its legal advisors and will continue to monitor developments, taking the appropriate measures as necessary. In the Company’s assessment, supported by the opinions of its external counsel, the risk associated with the matter is classified as possible.

51

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2026

SUZANO S.A.

By:	/s/ Marcos Moreno Chagas Assumpção
Name:	Marcos Moreno Chagas Assumpção
Title:	Chief Financial and Investor Relations Officer